UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Hurst,                           Robert              J.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Constellation Energy Group, Inc.
    (CEG)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    April/2001
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
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
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  4/02/01   |    P   |   |     3,700     | A   | $44.48   |   47,214(02) |    I    |    01    |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

                    |       |       |      |             |                |                       |        |9.       |10.   |      |
                    |       |       |      |             |                |                       |        |Number   |Owner-|      |
                    |       |       |      |             |                |                       |        |of       |ship  |      |
                    |2.     |       |      |             |                |                       |        |Deriv-   |of    |      |
                    |Conver-|       |      |5.           |                |7.                     |        |ative    |Deriv-|11.   |
                    |sion   |       |      |Number of    |                |Title and Amount       |        |Secur-   |ative |Nature|
                    |or     |       |      |Derivative   |6.              |of Underlying          |8.      |ities    |Secur-|of    |
                    |Exer-  |       |4.    |Securities   |Date            |Securities             |Price   |Bene-    |ity:  |In-   |
                    |cise   |3.     |Trans-|Acquired (A) |Exercisable and |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
                    |Price  |Trans- |action|or Disposed  |Expiration Date |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.                  |of     |action |Code  |of (D)       |(Month/Day/Year)|             |Amount   |ative   |at End   |In-   |ficial|
Title of            |Deriv- |Date   |(Instr|(Instr. 3,   |----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative          |ative  |(Month/|8)    |4 and 5)     |Date    |Expira-|             |Number   |ity     |Month    |(I)   |ship  |
Security            |Secur- |Day/   |------|------------ |Exer-   |tion   |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)          |ity    |Year)  |Code|V|  (A)  | (D) |cisable |Date   |Title        |Shares   |5)      |4)       |4)    |4)    |
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
Deferred Stock      |       |       |    | |       |     |        |       |             |         |        |         |      |      |
Units               |   03  |       |    | |       |     |   03   |   03  |Common Stock |151.923  |        | 151.923 | 01,03| 01,03|
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                    |       |       |    | |       |     |        |       |             |         |        |         |      |      |
                    |       |       |    | |       |     |        |       |             |         |        |         |      |      |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein. The securities reported herein are beneficially owned directly by Goldman Sachs and The Hull Group, L.L.C. ("Hull"). Hull is a wholly owned subsidiary of GS Group.

02: Reflects an exempt increase in connection with basket transactions.

03: These deferred stock units were accrued under Constellation Energy Group's Deferred Compensation Plan for Non-Employee Directors. The units are settled in cash upon the Reporting Person's termination of service as a director or earlier upon the Reporting Person reaching age 70, if so elected.




By: s/ Roger S. Begelman                                        May 10, 2001
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      **Signature of Reporting Person                             Date
             Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.